As filed with the Securities and Exchange Commission on June 12, 2001
                                                      Registration No. 005-58251
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                            ------------------------

                               NetIQ CORPORATION
                       (Name of Subject Company (Issuer))

                            ------------------------

                               NetIQ CORPORATION
                       (Name of Filing Person (Offeror))

                            ------------------------

 Certain Options under NetIQ Corporation Amended and Restated 1995 Stock Plan,
   Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999),
        WebTrends Corporation 1997 Stock Incentive Compensation Plan and WebTrends Corporation Amended and Restated 1998 Stock Incentive Compensation Plan To Purchase Common Stock Par Value $.001 per Share, of NetIQ Corporation
                        Held by Eligible Option Holders
                         (Title of Class of Securities)

                            ------------------------
                                       *
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                                    copies to:
                Ching-Fa Hwang                William M. Kelly, Esq.
               NetIQ Corporation               Davis Polk & Wardwell
            3553 North First Street             1600 El Camino Real
              San Jose, CA  95134             Menlo Park,  CA  94025
              Tel: (408) 856-3000               Tel: (650) 752-2000


          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 64115P 10 2.

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             INTRODUCTORY STATEMENT

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 8, 2001 and amended as filed on May 11, 2001 and May 24, 2001 (the "Original Schedule TO") relates to our offer to exchange options to purchase shares of our common stock, par value $0.001 per share, held by our current employees (other than officers as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) who hold options with an exercise price equal to or greater than $50.00 per share with respect to (i) options with an exercise price equal to or greater than $50.00 per share and
(ii) options with any lower exercise price if such options were granted on or after December 7, 2000, and if required as described in the offer documents.

ITEM 4. TERMS OF THE TRANSACTION

     Item 4 of the Original Schedule TO is hereby amended to add the following:

     The offer made pursuant to the Schedule TO expired at 5:00 p.m., Pacific Time, on Thursday, June 7, 2001. Pursuant to the offer, we accepted for exchange options to purchase 1,358,623 shares of our common stock. Of this amount, 95,323 represented options granted on or after December 7, 2000 with an exercise price lower than $50.00. As a result, a total of 1,263,300 options with an exercise price equal to or greater than $50.00 per share were accepted for exchange, representing approximately 46% of the 2,736,229 options that were eligible to be tendered in the offer that had an exercise price equal to or greater than $50.00 per share. Subject to the terms and conditions of the offer, we will grant options to purchase an aggregate of 1,358,623 shares of our common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(E), indicating the number of shares of our common stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of our common stock that will be subject to the options that will be granted to such holder and the expected grant date of the new options.

     Officer/Director/Affiliate Transactions:

     We accepted for exchange under the offer options tendered by the following officers:


                                                         Shares of Our Common    Per Share Exercise
                                                           Stock Underlying       Price for Options
                                                         Options Accepted for       Accepted for
  Name                  Principal Position                     Exchange            Exchange (US$)
Neil Bremner        Vice President, Marketing Programs        40,000                  50.00

Olivier Thierry     Vice President, Strategic Marketing       20,000                  50.00


     No options were tendered by executive officers, directors or affiliates.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                           NetIQ Corporation

                                           /s/ Ching-Fa Hwang
                                           -------------------------------------
                                           Ching-Fa Hwang
                                           President and Chief Executive Officer
Date:  June 11, 2001